ANTHONY L.G., PLLC

LAURA ANTHONY, ESQ	WWW.ANTHONYPLLC.COM
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

February 25, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 038, LLC Offering Statement on Form 1-A Filed January 25, 2021 Amended Offering Statement Filed February 19, 2021 File No. 024-11422

Dear Sir or Madam:

The following is a narrative response, on behalf of Masterworks 038, LLC (the “Company”) keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated February 24, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Form 1-A Filed January 25, 2021 and Form 1-A/A Filed February 19, 2021

General

1.	Comment: We note that you are placing ads on certain websites, such as Quora.com in which you state, among other things, that your site gives investors “access to buy and sell fractional investments in painting by blue-chip artists with 10-25% historical appreciation.” Please tell us how these ads are consistent with your ability to solicit interest pursuant to Rule 255 of Regulation A. Also, tell us how you believe it is appropriate to cite to returns of 10-25% on your investment platform. In this regard, we note your disclosure that “[you] intend to hold the Painting for an extended period of time,” and the Class A shares are “unsuitable for investors that are not prepared to hold their Class A shares for an indefinite period of time, as there can be no assurance that the Class A shares can ever be resold or that the Painting can be sold within any specific timeframe, or at all.”

Response: The Company believes that the advertisements in question are consistent with the Company’s ability to solicit interest pursuant to by Rule 255 of Regulation A. In accordance with the Staff’s June 23, 2015 Compliance and Disclosure Interpretation Question No. 182.09 regarding the appropriateness of using a hyperlink to deliver the required disclosures under Rule 255, all of the advertisements in question include a statement “See Important Information” followed by an active hyperlink to a page on the Masterworks website, WWW.MASTERWORKS.IO/DISCLAIMER, that contains all disclosures required by Rule 255, including active links to all SEC filed offering statements. Quora, like many online advertising platforms, imposes strict character limits on advertisements. In this case, the advertisement is a promoted answer to a Quora user’s question, which is limited to 250 characters, whereas the full Rule 255 legend is approximately 1,000 characters in length. Including the statements required by Rule 255 in full would have caused these advertisements to exceed those character limits. Therefore in accordance with the foregoing guidance, the Company believes that the active hyperlink used in the subject advertisements is appropriate because (i) the electronic communication is distributed through a platform that has technological limitations on the number of character or amount of text that may be included in the communication, (ii) including the required statements in their entirety, together with the other information, would cause the communication to exceed the limit on the number of characters or amount of text and (iii) the communications contain an active hyperlink to the required statements that would otherwise satisfy Rule 255 and, prominently conveys, through introductory language or otherwise, that important or required information is provided through the hyperlink. The Company is unaware of whether or not the reason for Quora’s character limits is due to technological constraints, but irrespective of the reason for the character limitations, they are binding on the Company as an advertiser.

Regarding the content of the advertisements cited in the Staff’s Comment, Masterworks did not intend to conflate the 10-25% historical price appreciation rates of the blue chip artists represented on its platform with actual investment returns on Masterworks securities. The Company believes that the statement referenced in the Staff’s Comment is factually accurate and the appreciation rates cited relate to the historical annual appreciation rates of all artists currently represented on the platform, in response to the Staff’s comment, the Company and Masterworks will revise these types of statements going forward, to clarify that the metrics provided relate to historical appreciation rates of artists and artwork and not to expected performance of Masterworks securities. We also note that the Staff’s comment refers to “returns” of 10-25%. The Company and Masterworks have endeavored to consistently use terms like “historical appreciation” or “price appreciation” instead of “returns” in its promotional materials when speaking about historical trends for artists or select categories of artwork to further distinguish historical price increases of artists and the underlying artwork from investment returns on Masterworks securities.

2.	Comment: We note that you are currently attempting to generate interest by sending unsolicited emails to potential investors. Your email correspondence appears to tout bank research which states there is no correlation between art appreciation and the performance of the S&P 500 and that investments in art yield higher yearly returns the S&P 500 and gold. The email correspondence also appears to contain a link your “art investment deck.” Please provide your analysis as to how these communications comply with Regulation A, including Rule 255. In this regard, we note that “testing the waters” materials may be used \before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained.

Response:

The emails in question each contained the following legend:

WE ARE “TESTING THE WATERS” UNDER REGULATION A UNDER THE SECURITIES ACT OF 1933. WE WILL ONLY BE ABLE TO MAKE SALES AFTER WE HAVE FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE SEC HAS “QUALIFIED” THE OFFERING STATEMENT. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING. FOR MORE INFORMATION GO TO WWW.MASTERWORKS.IO/DISCLAIMER.

The active hyperlink to WWW.MASTERWORKS.IO/DISCLAIMER, a page on the Masterworks website, contains all disclosures required by Rule 255, including active links to all SEC filed offering circulars, including preliminary offering circulars. In response to the Staff’s comment, Masterworks will revise and expand the legend in all future emails to include all of the disclosures required by Rule 255 as follows:

WE ARE “TESTING THE WATERS” UNDER REGULATION A UNDER THE SECURITIES ACT OF 1933. WE WILL ONLY BE ABLE TO MAKE SALES AFTER WE HAVE FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE SEC HAS “QUALIFIED” THE OFFERING STATEMENT. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. YOU MUST READ THE OFFERING DOCUMENTS FILED WITH THE SEC BEFORE INVESTING AND THE ADDITIONAL INFORMATION AVAILABLE AT WWW.MASTERWORKS.IO/DISCLAIMER.

As noted by the Staff, the emails referenced in the Staff’s Comment include statements that price appreciation of art is higher than the S&P and gold and that artwork price appreciation has “almost no correlation” with the S&P. Masterworks also provided a hyperlink to a report prepared by an investment bank in collaboration with Masterworks and access to an art investment “deck” that provides additional factual information about the art market and art investing generally, all of which is gathered from publicly available sources. The art investment deck also provides legends consistent with Rule 255, including active hyper-links to WWW.MASTERWORKS.IO/DISCLAIMER. Masterworks will file Amendment No. 2 to the Form 1-A for Masterworks 038, LLC, with a copy of the art investment deck included as Exhibit 13.2 and will include such materials as an exhibit to each Form 1-A filed by Masterworks in the future to the extent Masterworks is making such materials available to investors.

The statements referenced in the Staff’s Comment regarding the art market are factual statements that are consistent with similar disclosures in Masterworks offering statements and or other publicly available third-party materials. For example, the “About Art as an Investment” section of each Masterworks offering circular states that “the Post-War & Contemporary Art category appreciated by an estimated 13.6% annually…., versus 7.0% annually for the MSCI Gross World Equity Index” and that there has been a “correlation factor of 0.19 between Post-War & Contemporary Art and the MSCI Gross World Equity Index.” We note that although slightly different metrics are cited in the emails, the substantive information and conclusions are materially consistent. Masterworks has not included any comparison between appreciation of artwork and gold in its SEC reports in the past, but such comparisons are based on information published by independent third parties and are publicly available.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Daniel Morris/U.S. Securities and Exchange Commission
Lilyanna Peyser/ U.S. Securities and Exchange Commission Craig D. Linder, Esq./Anthony L.G., PLLC
Joshua B. Goldstein/Masterworks 038, LLC

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